Exhibit 3.1

FIRST QUANTUM MINERALS LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

First Quantum Minerals Ltd. (“First Quantum”)
8th Floor - 543 Granville Street
Vancouver, BC V6C 1X8

Item 2	Date of Material Change

January 5, 2012

Item 3	News Release

A news release was issued on January 5, 2012 and was disseminated via Marketwire. A copy of the news release is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

First Quantum has reached an agreement with Eurasian Natural Resources Corporation PLC (“ENRC”) to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the Democratic Republic of Congo (“DRC”), and to settle all current legal matters relating to these interests for a total consideration of US$1.25 billion.

Item 5	Full Description of Material Change

The total consideration comprises US$750 million payable on closing together with a deferred consideration of US$500 million in the form of a 3-year Promissory Note with an interest coupon of 3% which is payable annually in arrears.

Under the terms of the acquisition, ENRC will acquire, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the DRC or relating to the operations formerly carried out by First Quantum and its subsidiaries in the DRC, through the acquisition of:

• Congo Mineral Developments Limited (as 65% shareholder in KMT, the former developer of the Kolwezi Tailings project);

• Frontier SPRL (the former owner/operator of the Frontier Mine);

• Compagnie Minière de Sakania SPRL (the former owner/operator of the Lonshi Mine); and

• Roan Prospecting & Mining SPRL (the holder of certain assets relating to the Kolwezi Tailings Project).

In connection with the transaction, and as a condition of closing, it is expected that First Quantum, ENRC and the DRC Government will settle all disputes relating to the companies being sold and their assets and operations in the DRC and, as part of such settlement, it is further expected that First Quantum, ENRC and the DRC government will be releasing one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the DRC on or before the date of closing.

Closing of the transaction is expected to occur on or before February 29, 2012 and is subject to certain conditions, including receipt of any required third-party consents and approvals, and settlement of the current international arbitrations in Washington and Paris together with First Quantum’s civil action in the British Virgin Islands against the Highwinds Group, which is comprised of a number of direct and/or indirect subsidiaries of ENRC.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information please contact Christopher Lemon, General Counsel and Corporate Secretary at +44 20 7291 6630.

Item 9	Date of Report

January 13, 2012

SCHEDULE “A”

NEWS RELEASE 12-03 January 5, 2012 www.first-quantum.com

FIRST QUANTUM REACHES AGREEMENT WITH ENRC TO DISPOSE OF FIRST QUANTUM’S RESIDUAL DRC ASSETS AND TO SETTLE ALL CLAIMS IN RELATION TO FIRST QUANTUM’S DRC OPERATIONS

AGREEMENT CONDITIONAL ON THE COMPLETION OF CERTAIN CONDITIONS AND LEGAL RELEASES WITH AN EXPECTED COMPLETION BY FEBRUARY 29 2012

First Quantum Minerals Ltd. (“First Quantum” or the “Company” or “FQM”, TSX Symbol “FM”, LSE Symbol “FQM”) today announced that it has reached an agreement with Eurasian Natural Resources Corporation PLC (“ENRC”) to dispose of its residual claims and assets in respect of the Kolwezi Tailings project, and the Frontier and Lonshi mines and related exploration interests, all located in the Katanga Province of the Democratic Republic of Congo (“DRC”), and to settle all current legal matters relating to these interests for a total consideration of US$1.25 billion.

The total consideration comprises US$750 million payable on closing together with a deferred consideration of US$500 million in the form of a 3-year Promissory Note with an interest coupon of 3% which is payable annually in arrears.

Under the terms of the acquisition, ENRC will acquire, with certain limited exceptions, all of First Quantum’s assets and property either physically located within the DRC or relating to the operations formerly carried out by First Quantum and its subsidiaries in the DRC, through the acquisition of:

•	Congo Mineral Developments Limited (as 65% shareholder in KMT, the former developer of the Kolwezi Tailings project);

•	Frontier SPRL (the former owner/operator of the Frontier Mine);

•	Compagnie Minière de Sakania SPRL (the former owner/operator of the Lonshi Mine); and

•	Roan Prospecting & Mining SPRL (the holder of certain assets relating to the Kolwezi Tailings Project).

In connection with the transaction, and as a condition of closing, it is expected that First Quantum, ENRC and the DRC Government will settle all disputes relating to the companies being sold and their assets and operations in the DRC and, as part of such settlement, it is further expected that First Quantum, ENRC and the DRC government will be releasing one another in respect of all claims and judgments relating to the foregoing or to any other matter arising in the DRC on or before the date of closing.

Closing of the transaction is expected to occur on or before February 29, 2012 is subject to certain conditions, including receipt of any required third-party consents and approvals, and settlement of the current international arbitrations in Washington and Paris together with First Quantum’s civil action in the British Virgin Islands against the Highwinds Group, which is comprised of a number of direct and/or indirect subsidiaries of ENRC.

A detailed announcement will be made on receipt of the relevant legal approvals.

First Quantum Minerals Ltd.	12-03

Philip Pascall, Chairman and CEO of First Quantum, said: “I am satisfied that we have reached this agreement. It brings to a close First Quantum’s current involvement in the DRC and secures substantial compensation for our shareholders for the loss they have suffered.”

On Behalf of the Board of Directors of First Quantum Minerals Ltd. G. Clive Newall President	12g3-2b-82-4461 Listed in Standard and Poor’s

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: sharon.loung@fqml.com

United Kingdom contacts: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com

or

Brian Cattell/James Devas, Maitland

Tel: +44 207 379 5151 Fax: +44 20 7379 6161 E-Mail: jdevas@maitland.co.uk E-Mail bcattell@maitland.co.uk